The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.2
Computation of Ratio of Earnings
to Fixed Charges and Preferred Stock Dividends (1)

	Year Ended December 31
Dollars in millions	2012		2011		2010		2009		2008
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,189		$3,785		$3,680		$3,135		$946
Add:
Distributed income of equity investees	216		198		167		171		157
Fixed charges and preferred stock dividends excluding interest on deposits	1,125		1,037		1,316		1,993		1,059
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	137		154		148		126		122
Interest capitalized					1		3
Preferred stock dividend requirements	272		86		224		597		33

Earnings excluding interest on deposits	4,121		4,780		4,790		4,573		2,007
Interest on deposits	386		668		963		1,741		1,485

Total earnings	$4,507		$5,448		$5,753		$6,314		$3,492

Fixed charges and preferred stock dividends
Interest on borrowed funds	$696		$791		$918		$1,225		$961
Interest component of rentals	145		125		134		131		64
Amortization of notes and debentures	12		35		39		37		1
Interest capitalized					1		3
Preferred stock dividend requirements	272		86		224		597		33

Fixed charges and preferred stock dividends excluding interest on deposits	1,125		1,037		1,316		1,993		1,059
Interest on deposits	386		668		963		1,741		1,485

Total fixed charges and preferred stock dividends	$1,511		$1,705		$2,279		$3,734		$2,544

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.66	x	4.61	x	3.64	x	2.29	x	1.90	x
Including interest on deposits	2.98		3.20		2.52		1.69		1.37

(1)	As defined in Item 503(d) of Regulation S-K.